Filed Pursuant to Rule 433
Registration No. 333-130261
November 7, 2006

PRICING TERM SHEET

Issuer:	Talisman Energy Inc.
Issue:	Notes due February 1, 2038
Offering Size:	$600 million
Coupon:	6.250% per annum, payable semi-annually
Maturity:	February 1, 2038
Treasury Benchmark:	4.500% due February 15, 2036
US Treasury Spot:	96-5
US Treasury Yield:	4.744%
Spread to Treasury:	+163 basis points
Re-offer Yield:	6.374%
Price to Public (Issue Price):	98.341%
Optional Redemption:	Make Whole T + 25 bp
Minimum Denomination:	$1,000
Ratings:	Baa2 (stable) / BBB+ / BBB (high)(stable)
Trade Date:	November 7, 2006
Settlement Date:	November 10, 2006
Day Count Convention:	30/360
CUSIP:	87425E AK 9
Joint Bookrunners:	Banc of America Securities LLC and Citigroup Global Markets Inc.
Lead Managers:	BNP Paribas Securities Corp. and HSBC Securities (USA) Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or Citigroup Global Markets Inc. toll-free at 1-877-858-5407.